Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 12 DATED DECEMBER 23, 2011
TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011, supplement no. 2 dated April 27, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 7, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated October 4, 2011, supplement no. 7 dated October 21, 2011, supplement no. 8 dated November 9, 2011, supplement no. 9 dated November 9, 2011, supplement no. 10 dated November 28, 2011 and supplement no. 11 dated December 14, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition of six commercial mortgage-backed security (“CMBS”) investments;

•	our entry into two master repurchase agreements;

•	the sale of certain CMBS pursuant to the master repurchase agreements; and

•	supplemental information regarding compensation to our advisor.
CMBS Investments
As of December 22, 2011, we had invested $58.7 million in six separate CMBS investments (each a “CMBS Investment”). The following table describes these CMBS Investments in more detail as of December 22, 2011 (amounts in thousands):

					Weighted Average as of December 22, 2011
Security Type	Number of Holdings	Amount Invested	Face Amount	Fair Value	Credit Ratings(1)	Maturity (Years)(1)	Coupon Rate(2)
CMBS	[6](3)	$58,695	$57,604	$58,695	AAA	30.6	5.11%
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(1) Weighted by the relative values of the amount invested.
(2) Weighted average coupon rate is calculated using the face amount and the current coupon rate as of December 22, 2011.
(3) May be subject to repurchase agreements.
CMBS Master Repurchase Agreements
In connection with the Transactions described below, we, through an indirect wholly owned subsidiary (the “KBS Seller”), on December 12, 2011, entered into separate master repurchase agreements (collectively and as supplemented by the Transactions on the dates stated below and as amended on December 21, 2011, the “Repurchase Agreements”) with Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC (individually and collectively, the “Wells Buyer”). The Wells Buyer is not affiliated with us or our external advisor.
Pursuant to the Repurchase Agreements, the KBS Seller may sell to the Wells Buyer, and later repurchase from the Wells Buyer, securities or other assets (collectively, the “Securities”). The Wells Buyer is under no obligation to purchase any amount of Securities from the KBS Seller. The KBS Seller expects to use the Repurchase Agreement primarily to fund its purchase of certain CMBS. The Repurchase Agreements are fully guaranteed by us.
The purchase price to be paid by the Wells Buyer for any Security it purchases from the KBS Seller will be determined on the date of such transaction (each, a “Transaction”). Upon the KBS Seller's repurchase of a Security from the Wells Borrower, the KBS Seller will be required to repay the Wells Buyer the purchase price paid by the Wells Buyer for such Security (as it may have been subsequently increased or reduced in accordance with the Repurchase Agreements) plus interest (which will be determined by the KBS Seller and the Wells Buyer prior to and in relation to each such repurchase) on the date of such repurchase. With respect to any Securities sold by the KBS Seller to the Wells Buyer, the KBS Seller is entitled to receive an amount equal to any income generated by such Securities that it would have been entitled to receive if the Securities had not been sold. The Wells Borrower may transfer such income to or credit the KBS Seller's account, or apply such income to reduce the amount to be transferred by the KBS Seller to the Wells Buyer upon the repurchase of the Securities.

The Repurchase Agreements contain margin call provisions that generally provide the Wells Buyer with certain rights in the event that there has been a decline in the market value of Securities it has purchased from the KBS Buyer in an amount greater than $250,000. Under these circumstances, the Wells Buyer may require the KBS Seller to transfer cash or additional Securities with an aggregate market value in an amount sufficient to eliminate any margin deficit resulting from such a decline (a "Margin Call"). The Repurchase Agreements also contain margin excess provisions that generally provide the KBS Seller with certain rights in the event that there has been an increase in the market value of Securities purchased by the Wells Borrower from the KBS Seller in an amount greater than $250,000. Under these circumstances, the KBS Seller may require the Wells Buyer, at the Wells Buyer's option, to transfer cash or purchased Securities with an aggregate market value in an amount sufficient to eliminate any margin excess resulting from such an increase in market value. The specific value of the Securities which will trigger transfers of cash or additional Securities in relation to either margin deficits or margin excesses will be determined by the KBS Seller and the Wells Buyer prior to and in relation to each Transaction.
In addition, the Repurchase Agreements contain events of default (subject to certain grace periods, notice provisions and materiality thresholds) customary for this type of agreement, including without limitation: payment and purchase defaults; bankruptcy or insolvency proceedings; Margin Call defaults; breaches of covenants and/or certain representations and warranties; failure by the KBS Seller to notify the Wells Buyer of its net worth (which equals gross assets less the aggregate amount of all liabilities, determined in accordance with generally accepted accounting principles); our net worth falling bellow $15 million; a default by the KBS Seller involving the failure to pay or acceleration of a monetary obligation in excess of the lower of $10 million or 3% of the KBS Seller's net asset value and net asset value per share (as calculated by the KBS Seller) (the “Obligation Amount”), or permitting the acceleration of the maturity of obligations in excess of the Obligation Amount; defaults by us under certain monetary obligations; and certain failures by us as guarantor of the Repurchase Agreements. The remedies for such events of default are also customary for this type of agreement and include without limitation: the acceleration of the principal amount outstanding under the Repurchase Agreements; and the liquidation by the Wells Buyer of Securities it has purchased from the KBS Seller which are then subject to the Repurchase Agreements.
Sales of Certain CMBS Pursuant to the Repurchase Agreements
As of December 22, 2011, pursuant to the terms of the Repurchase Agreements, we had entered into the following Transactions relating to all or a portion of certain CMBS Investments:

Date of Sale to Wells Buyer	Type of Security	Purchase Price Paid by Wells Buyer	CMBS Investment Leverage Ratio(1)	Interest Rate	Margin Call Threshold(2)	Required Repurchase Date
December 20, 2012	CMBS	$9.7 million	65.0%	LIBOR + 1.25%	2.6%	January 19, 2012
December 21, 2012	CMBS	$6.2 million	65.0%	LIBOR + 1.25%	4.1%	January 19, 2012
December 22, 2012	CMBS	$2.8 million	65.0%	LIBOR + 1.25%	9.0%	January 19, 2012
December 22, 2012	CMBS	$11.6 million	65.0%	LIBOR + 1.25%	2.2%	January 19, 2012
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(1) Each portion of the Securities sold to the Wells Buyer is subject to a margin amount of $250,000 (the “Margin Amount”).  If at any time, the aggregate market value of the Securities purchased from the KBS Seller is less than the purchase price by an amount equal to or greater than the Margin Amount, the Wells Buyer may by notice to the KBS Seller require the KBS Seller to transfer to the Wells Buyer cash or additional Securities.
(2) The percentage amount by which the value of the Securities subject to the Transaction must exceed the purchase price paid by the Wells Buyer so that the Wells Buyer will not have the right to make a Margin Call.
As of December 22, 2011, we had made $28.5 million worth of CMBS Investments that were not subject to the Repurchase Agreements. Accordingly, the aggregate leverage ratio on our CMBS Investments is 51%.

Supplemental Information Regarding Compensation to our Advisor
In order to clarify the calculations of the performance fees that may be payable to our advisor, the descriptions of the Subordinated Participation in Net Cash Flows and the Subordinated Incentive Listing Fee contained in the management compensation tables in the prospectus are revised as follows:
Subordinated Participation in Net Cash Flows - After investors in our offering have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption plan, and (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital, KBS Capital Advisors is entitled to receive 15.0% of our net cash flows, whether from continuing operations, net sale proceeds or otherwise. Net sales proceeds means the net cash proceeds realized by us after deduction of all expenses incurred in connection with a sale, including disposition fees paid to KBS Capital Advisors. The 7.0% per year cumulative, noncompounded return on net invested capital is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for KBS Capital Advisors to participate in our net cash flows. In fact, if KBS Capital Advisors is entitled to participate in our net cash flows, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only if we are not listed on an exchange.
Subordinated Incentive Listing Fee - Upon listing our common stock on a national securities exchange, a fee equal to 15.0% of the amount by which (i) the market value of our outstanding stock plus distributions paid by us (including distributions that may constitute a return of capital for federal income tax purposes) prior to listing exceeds (ii) the sum of our stockholders' net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption plan, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on such amount. The 7.0% per year cumulative, noncompounded return on net invested capital is calculated on a daily basis. In making this calculation, the net invested capital is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 7.0% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 7.0% (invested capital is only reduced as described in this sentence; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes). The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for KBS Capital Advisors to receive the listing fee. In fact, if KBS Capital Advisors is entitled to the listing fee, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return.

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